RECEIVED BY IM
7-26-04

RECEIVED BY THE BRANCH OF DOCUMENT
CONTROL
SEP 3 2004
FROM
BY

AXA

40-33
811-8524

Patricia Louie
Vice President and Associate General Counsel
The Equitable Life Assurance
Society of the United States

[redacted]

04042204

July 23, 2004

VIA AIRBORNE EXPRESS MAIL

Office of the Chief Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20005

PROCESSED
SEP 07 2004
THOMSON
FINANCIAL

Re: Wiggenhorn vs. Equitable Life Assurance Society of the United States
Cause Number 2004 L 000367 United States
Circuit Court of the Third Judicial Circuit, Madison County, Illinois

Dear Sir or Madam:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed please find a copy of the Service of Process, Summons and Complaint in the above-captioned matter.

Should you require any additional information with respect to this matter, please do not hesitate to contact the undersigned.

Sincerely,

Patricia Louie
Vice President and Associate General Counsel

Enclosures

cc: Russell A. Divak, Esq.

#180185v1

AXA FINANCIAL

The Equitable Life Assurance Society of the United States, an AXA Financial company, 1290 Avenue of the Americas, New York, NY 10104
Tel: (212) 314-5329 Fax: (212) 707-7350 patricia.louie@axa-financial.com

STATE OF ILLINOIS
DEPARTMENT OF INSURANCE
320 WEST WASHINGTON STREET
SPRINGFIELD, ILLINOIS 62767-0001

ROD R. BLAGOJEVICH
GOVERNOR

DEIRDRE K. MANNA
ACTING DIRECTOR

April 30, 2004

LAW DEPARTMENT

MAY 11 2004

Referred to R. Divak

RUSSELL A. DIVAK
Vice President and Counsel

MAY 11 2004

Referred to: ________

The Equitable Life Assurance Society
of the United States
1290 Avenue of the Americas
New York, New York 10104

Re: Case Number: 2004 L 000367

Gentlemen:

Enclosed please find copy of Summons and Complaint served on me as your agent for service of process on April 29th at 11:35 a.m. at my Springfield Office in the case of Matthew Wiggenhorn, Individually and on behalf of all others similarly situated, vs. your company et al.

Sincerely,

Deirdre K. Manna

Deirdre K. Manna
Acting Director

DKM:BB:msc
Encl.

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

APRIL 19, 2004

STATE OF ILLINOIS
IN THE CIRCUIT COURT OF THE THIRD JUDICIAL CIRCUIT
MADISON COUNTY
(618) 692-6240
WWW.CO.MADISON.IL.US

WIGGENHORN MATTHEW IND AND ON BEHALF OF ALL OTHERS SIMILARLY
PLAINTIFF

DATE: 4/19/2004

VS.

CASE No. 2004 L 000367

EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

DEFENDANT

DEFENDANT EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES:

You are hereby summoned and required to file an answer in this case, or otherwise file your appearance, in the office of the Madison County Circuit Clerk, within 30 days after service of this summons, exclusive of the day of service. If you fail to do so, a judgment or decree by default may be taken against you for the relief prayed in the complaint.

This summons must be returned by the officer or other person to whom it was given for service, with endorsement thereon of service and fees, if any, immediately after service. If service cannot be made, this summons shall be returned so endorsed.

This summons may not be served later than 30 days after its date.

Witness: MATT MELUCCI the Clerk of said Circuit Court and the seal thereof, at Edwardsville, Illinois, this APRIL 19, 2004.

(SEAL)

MATT MELUCCI
CLERK OF THE CIRCUIT COURT

BY: A Bentlage
Deputy Clerk

==

(Plaintiff's attorney or plaintiff if he is not represented by an attorney)

KOREIN TILLERY
10 EXECUTIVE WOODS COURT
BELLEVILLE IL 62226-2030

Date of Service: 4-29, 2004.
(To be inserted by officer on the copy left with the defendant or other person)

DKM
11:35

FILED
APR 16 2004
CLERK OF CIRCUIT COURT #14
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

MATTHEW WIGGENHORN, individually and on behalf of all others similarly situated, Plaintiff,	Cause No. 04-L-367
vs.	CLASS ACTION COMPLAINT
EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES, Defendant.	JURY TRIAL DEMANDED

COMPLAINT

Plaintiff Matthew Wiggenhorn, individually and on behalf of others similarly situated, states as follows for his Complaint against Equitable Life Assurance Society of the United States ("Equitable"):

THE PARTIES, JURISDICTION AND VENUE

1. Plaintiff Matthew Wiggenhorn is a resident of Bethalto, Illinois, in Madison County.

2. At all times relevant to this Complaint, Plaintiff owned an Incentive Life 2000 Flexible Premium Variable Life Policy.

3. Equitable is a New York corporation with its principal place of business in New York, New York.

4. Equitable is licensed to sell insurance products in Illinois, and at all times relevant to this Complaint, Equitable has promoted, marketed, and sold insurance and variable life policies to the investing public nationwide, including in Madison County, Illinois.

5. Equitable maintains investor relationships with clients in Madison County, Illinois, communicates regularly with them by mail and maintains an interactive website to communicate with clients, including clients in Madison County.

6. The transactions which are the subject of this Complaint occurred in part in Madison County, Illinois.

7. This Court therefore has jurisdiction over Equitable pursuant to 735 ILCS § 5/2-209, and venue is proper in this County pursuant to 735 ILCS § 5/2-101.

EQUITABLE'S VARIABLE LIFE POLICY FUNDS

8. Issuers of variable life policies like Equitable have marketed the advantages of long-term investment through variable life policies (such as professional management, diversification, insurance protection and tax deferral) over direct investment in securities.

9. An Equitable variable life policy, such as the Incentive Life 2000 Variable life policy, is a contract between an investor and Equitable, in which the investor agrees to make at least one minimum premium payment to Equitable in return for a death benefit.

10. The Equitable variable life policies which are the subject of this Complaint are those which consist of a "separate account" which keeps investors' assets separate from Equitable's assets, and each variable life policy's separate account is further divided into multiple investment divisions. Each investment division corresponds to a single mutual fund, and Equitable invests the assets of each investment division in that investment division's corresponding mutual fund. These mutual funds are maintained exclusively for variable life policies, variable annuity products and/or other variable insurance products although they often bear names very similar to those of retail mutual funds.

11. An investor may allocate his premium payment and accumulated proceeds in the variable life policy among one or more of the various investment divisions.

12. Different Equitable variable life policies, variable annuity products and/or other variable insurance products permit investment in some of the same investment divisions, meaning that owners of different variable life policies, variable annuity products and/or other variable insurance products may nevertheless be invested in the same investment divisions.

13. When an investor allocates any portion of a premium payment or accumulated proceeds to an investment division, Equitable credits that investment division with investment division "units."

14. Units in Equitable's investment divisions can be traded, either by purchase or redemption, only once a day at 4:00 p.m. Eastern Time.

15. Investment division units are sold at a price based upon the investment division "unit value" (UV) plus applicable sales charges. Units of the investment divisions may be redeemed at the UV less any redemption or surrender charges. The UV is the value of a single unit in an investment division.

16. The number of units an investor receives is determined when he allocates some or all of a premium payment or accumulated proceeds to an investment division. The number of units is determined by dividing the amount of the premium payment or accumulated proceeds allocated to the investment division by the UV of one unit of that investment division.

17. The initial UV of each investment division was $10 on the trading day the investment division began operations.

18. Equitable establishes a new daily UV for each investment division once every trading day at the close of trading on the New York Stock Exchange at 4:00 p.m. Eastern Time.

19. Equitable establishes the daily UV for each investment division by multiplying each investment division's UV for the prior trading day by a "net investment factor."

20. The "net investment factor" equals the quotient obtained by dividing the net asset value of the shares in the designated mutual fund that belong to the investment division before any policy transactions are made (A) by the value of the assets in that investment division at the close of business on the immediately preceding business day after all policy transactions were made for that day (B), minus certain daily charges, fees and deductions (C), (*i.e.*, net investment factor = (A ÷ B) – C). A valuation period is the period between a trading day and the immediately preceding trading day.

21. Because an investment division's UV is based upon the per share value of the underlying mutual fund, the value of an investor's investment division units is subject to change much the same way that the value of a mutual fund share changes each day. The value of an investor's investment division units will fluctuate as the value of the corresponding mutual fund fluctuates.

22. The mutual funds in which Equitable invests investment division assets are managed by fund managers with which Equitable contracts.

23. The fund managers handle the day–to-day tasks associated with managing an investment portfolio, such as investment management and valuation of the mutual fund's underlying portfolio of securities.

24. At the end of each trading day, the assets of the mutual fund are valued, and a "net asset value" is established for the mutual fund. That net asset value is the same net asset value Equitable uses to establish the corresponding investment division's daily UV.

EQUITABLE'S INVESTMENT DIVISIONS' UNDERLYING PORTFOLIOS INCLUDE FOREIGN MUTUAL FUNDS

25. Some of the mutual funds in which the variable life policy investment divisions are invested include in their portfolios securities which are traded in markets outside of the United States.

26. In valuing the assets of a mutual fund, the fund manager uses the last trade price in the home market of each of the securities in its portfolio. The home markets for such foreign securities include London, Paris, Frankfurt, Moscow, Singapore, Kuala Lumpur, Hong Kong, Taipei, Tokyo and Sydney. These markets are located in time zones that are five to fifteen hours ahead of Eastern Time.

27. Thus, a five to fifteen hour interval elapses between the close of the foreign securities markets and Equitable's calculation of its investment divisions' UVs.

28. For example, the exchange located in Tokyo, Japan observes normal trading hours of 9:00 a.m. to 3:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 3:00 p.m. local time (2:00 a.m. Eastern time). When the mutual fund calculates the value of its portfolio securities using closing prices from this exchange and Equitable sets its investment division UV based upon those values, Equitable relies upon closing prices for securities traded on this exchange that have been static for 14 hours.

29. Studies of world financial markets have established associations between the value changes among various markets. There is a positive correlation between value movements in the U.S. markets and value movements in foreign markets. If the U.S. markets experience an upward movement in values, it can be predicted that Asian markets will move upward once trading begins the next day. The

same upward movement can be predicted for European markets once trading begins the next day. Similarly, if the U.S. markets experience a downward movement in values, it can be predicted that Asian and European markets will move downward once trading begins the next day.

30. Studies also demonstrate that the greater the percentage increase or decrease in the value of U.S. markets, the more likely foreign markets will post corresponding value movements on the subsequent trading day. The probability that the value movements of foreign markets will follow the previous day's value movements in U.S. markets is directly correlated to the degree or extent of the value movement of U.S. markets.

EQUITABLE EXPOSES INVESTORS TO MARKET TIMING TRADING

31. A significant portion of the underlying securities in the mutual fund portfolios associated with the Equitable investment divisions are listed on foreign exchanges and trade during each market's respective session. The share values set by these mutual funds and used by Equitable in setting its UV do not take into account on a daily basis any price relevant information (such as value movements in the U.S. markets, changes in world equity market indices, changes in the value of American Depository Receipts (ADRs), and fluctuations in foreign currency futures markets) that has become available in the interval between the close of the foreign markets and the calculation of the UV. Such price relevant information impacts the valuation of the underlying securities in the mutual funds in which investment division proceeds are invested and the subsequent calculation of the investment divisions' UVs. Such price relevant information is significant because the final market prices of the foreign securities often have become stale and no longer accurately reflect the true current market value of the securities.

32. By failing to make daily adjustments based upon the direction and degree of correlations between movements in U.S. and foreign markets, changes in world equity market indices, changes in the value of ADRs, and fluctuations in foreign currency futures markets, and by calculating investment division UVs based upon the corresponding mutual funds' net asset values which, in turn, are based upon the stale prices of foreign securities in the mutual funds' portfolios, Equitable has exposed long-term

variable life policy owners to market timing traders who regularly purchase and redeem units of Equitable's investment divisions as part of a profitable, stale-price trading strategy.

33. Market timing trading strategy is a short-term trading strategy which takes advantage of the stale pricing of the foreign securities upon which the investment divisions' UVs are based, enabling such traders to predict changes in the UVs as a result of price relevant events that occur after the close of foreign securities markets and before Equitable calculates the investment divisions' daily UVs. Market timing traders are able to predict changes in investment division UVs because of the positive directional and degree of correlations between movements in U.S. and foreign markets, changes in world equity market indices, changes in the value of ADRs, and fluctuations in foreign currency futures markets.

34. The stale price strategy of market timers who trade in units of Equitable's investment divisions is to buy units on days when the U.S. markets move up and to redeem units when the U.S. markets move down. In order to derive maximum benefit from price relevant information developed subsequent to the now stale closing prices of the portfolio securities, market timers wait until the variable life policy's deadline for buying or redeeming units in Equitable's investment divisions on any particular business day. Because Equitable cannot make an investment in the underlying mutual fund and the mutual fund cannot buy or sell the foreign securities in its underlying portfolio (due to the time difference between New York and the home markets of the foreign securities) at the time Equitable sets the daily UV, the units that Equitable issues to and redeems from market timers do not reflect the actual value of the foreign securities held in the portfolio of the corresponding mutual fund.

35. Due to Equitable's use of mutual fund net asset values which are based upon stale prices of foreign securities, market timers who buy Equitable's investment division units on days when the U.S. markets move up are buying discounted units and thereby dilute the ownership interests of other investment division holders because the investment divisions' underlying foreign securities assets are undervalued as of the time of the unit purchase.

36. Due to Equitable's use of mutual fund net asset values which are based upon stale prices of foreign securities, market timers who redeem Equitable's units on days when the U.S. markets move

down are redeeming units at a premium and thereby dilute the ownership interests of other investment division holders because the underlying foreign securities assets are overvalued as of the time of the unit redemption.

37. The excess profits that market timing traders obtain take advantage of the stale pricing of Equitable's investment divisions and dilute the ownership interests of other investment division holders. When market timing traders buy units at stale, discounted prices, the ownership interests of other investment division holders are diluted because the market timer has unfairly become, per unit, an equal investment division owner with existing owners per unit. When market timing traders later redeem those units at a premium, the prior dilution of other investment division holders' ownership interests is made permanent and, if the UV is then artificially inflated as a result of Equitable's UV calculation practices, may further dilute other investment division holders' ownership interests. Long-term investment division holders suffer a dilution in their ownership interests and the wealth represented by that diluted amount is transferred from them to market timing traders. Thus, the market timing trades capture an arbitrage profit that comes dollar-for-dollar out of the pockets of the investors.

CLASS ACTION ALLEGATIONS

38. Through his ownership of the Incentive Life 2000 Variable life policy, Plaintiff at all times relevant to this Complaint held units in the Eq-Alliance International Fund investment division for the purpose of long-term investment.

39. Plaintiff brings this class action on behalf of himself and on behalf of a class of all persons in the United States who, through their ownership of Equitable variable life policies, Equitable variable annuity products and other Equitable variable insurance products, held units of any Equitable investment division invested in mutual funds which included foreign securities in their portfolios and which experienced market timing trading activity. Excluded from the Class are Equitable and any of its parent, subsidiary or affiliated corporations, as well as any of their controlled persons, officers, directors, agents, servants or employees, and the immediate family members of any such person; any judge who may preside over this case; all persons who have claims in excess of $75,000; and any investor who

engaged in market timing trading in the Equitable investment divisions which are the subject of this Complaint.

40. Excluded from this Complaint are any claims based upon Equitable's conduct in connection with Plaintiff's or any class member's purchase or sale of any Equitable variable life policy product or units in any Equitable investment division.

41. Plaintiff is a member of the Class and will fairly and adequately assert and protect the interests of the Class. Plaintiff's interests are coincident with, and not antagonistic to, those of other class members.

42. Plaintiff has retained attorneys who are experienced in class action litigation.

43. Members of the Class are so numerous and geographically dispersed that joinder of all members is impracticable. While Plaintiff cannot ascertain the exact number and identity of class members prior to discovery, on information and belief, there are thousands of class members and their identity can be ascertained from Equitable's books and records.

44. There are questions of law or fact common to the Class.

45. Those common questions predominate over any questions affecting only individual members of the Class. Common questions include, but are not limited to, the following:

a. whether Equitable negligently failed to evaluate on a daily basis price relevant information available after the close of the exchanges in which the securities held by the mutual funds' portfolios trade, but before the setting of the daily UV, which was likely to change the value of the mutual fund securities and thus investment division UVs;

b. whether Equitable negligently failed to implement valuation and pricing policies and procedures which account for price relevant events occurring after the close of the exchanges in which the securities held by the mutual funds' portfolios trade, but before the setting of the daily UV, when calculating the UV when closing prices of mutual fund portfolio securities did not reflect their true market values;

c. whether Equitable negligently failed to protect its investment division holders from market timing trading;

d. whether Equitable breached its fiduciary obligations to Plaintiff and the Class by failing to evaluate on a daily basis price relevant information available after the close of the exchanges in which the securities held by the mutual funds' portfolios trade, but before the setting of the daily UV, which was likely to change the value of the mutual fund securities and thus investment division UVs;

e. whether Equitable breached its fiduciary obligations to Plaintiff and the Class by failing to implement valuation and pricing policies and procedures which account for price relevant events occurring after the close of the exchanges in which the securities held by the mutual funds' portfolios trade, but before the setting of the daily UV, when calculating the UV whenever closing prices of mutual fund portfolio securities did not reflect their true market values;

f. whether Equitable breached its fiduciary obligations to Plaintiff and the Class by failing to implement valuation and pricing policies that use price relevant information to value mutual fund portfolio securities and investment division UVs whenever closing prices of the securities held by the mutual funds' portfolios did not reflect their true market values;

g. whether Equitable breached its fiduciary obligations to Plaintiff and the Class by failing to protect Equitable investment division holders from market timing trading;

h. whether Plaintiff and the Class have sustained damages as a result of Equitable's conduct; and/or

i. the proper measure of any such damages.

46. The prosecution of separate actions by individual members of the Class would create a risk of:

a. inconsistent or varying adjudications with respect to individual members of the Class; and/or

b. adjudication with the respect to individual members of the class, which would, as a practical matter, be dispositive of the interests of other members not parties to the adjudication or substantially impair or impede their ability to protest their interest.

47. The class action method is appropriate for the fair and efficient prosecution of this action.

48. Individual litigation of all claims, which might be brought by all class members, would produce a multiplicity of cases so that the judicial system would be congested for years. Class treatment, by contrast, provides manageable judicial treatment calculated to bring a rapid conclusion to all litigation of all claims arising from the conduct of Equitable.

COUNT I

49. Plaintiff repeats and incorporates by reference paragraphs 1 through 48 as if fully set forth herein.

50. Equitable directly or impliedly held itself out as a skilled specialist in the field of investment management, possessing the specialized knowledge, skill and care ordinarily used by reasonably well-qualified members of the investment management profession.

51. It thereby became Equitable's duty to exercise that degree of knowledge, skill and care ordinarily used, or which should be used, by reasonably well-qualified members of the investment management profession, including but not limited to the duties:

a. to use mutual fund share values predicated upon accurate market values when valuing investment divisions and setting their daily UV's; and/or

b. to prevent market timing trading in investment divisions to prevent the dilution of the ownership interests of long-term investors.

52. Equitable knew or should have known that the closing prices for the foreign securities held in its investment divisions' corresponding mutual funds' portfolios did not represent accurate market values of those foreign securities whenever price relevant events had occurred after the closing of foreign securities markets but before Equitable's calculation of daily UVs.

53. Equitable was negligent in one or more of the following ways:

a. failing to evaluate on a daily basis price relevant information available to Equitable after the close of foreign securities markets in which the underlying mutual funds' portfolios of securities traded;

b. failing to adjust calculation of the daily UV to take into account any changes in value of the foreign securities held in the underlying mutual funds' portfolios whenever price relevant events occurred after the closing of the foreign securities markets but before Equitable's calculation of daily UVs;

c. failing to implement Equitable's valuation and unit pricing policies and procedures;

d. using valuation and unit pricing policies and procedures which benefited market timing traders of Equitable's investment divisions at the expense of long-term investment division holders; and/or

e. by favoring certain investors and permitting them to engage in market timing trading at the expense of other investors, namely Plaintiff and the Class.

54. As a direct and proximate result of Equitable's negligence, Plaintiff and the Class have suffered damages in the amount to be proven at trial, but less than $75,000 per Plaintiff or Class member, including all compensatory damages and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES; ordering that this action be maintained as a class action pursuant to 735 ILCS § 5/2-801 and certifying an appropriate class; and awarding Plaintiff and the Class compensatory damages, attorney's fees, prejudgment interest, and costs of suit in an amount not to exceed $75,000 per plaintiff or class member. Plaintiff demands a trial by jury on all issues so triable.

COUNT II

55. Plaintiff repeats and incorporates by reference paragraphs 1 through 48 and 50 through 51 as if fully set forth herein.

56. Equitable knew or was recklessly indifferent to the fact that the closing prices for the foreign securities held in its investment divisions' corresponding mutual funds' portfolios did not represent accurate market values of those foreign securities whenever price relevant events had occurred after the closing of foreign securities markets and before Equitable's calculation of the daily UVs.

57. Equitable knowingly or with utter indifference to and conscious disregard for the rights of Plaintiff and the Class willfully and wantonly engaged in one or more of the following acts or omissions:

a. failing to evaluate on a daily basis price relevant information available to Equitable after the close of foreign securities markets in which the underlying mutual funds' portfolios of securities traded;

b. failing to adjust calculation of the daily UV to take into account any changes in value of the foreign securities held in the underlying mutual funds' portfolios whenever price relevant events occurred after the closing of the foreign securities markets but before Equitable's calculation of daily UVs;

c. failing to implement Equitable's valuation and unit pricing policies and procedures;

d. using valuation and unit pricing policies and procedures which benefited market timing traders of Equitable's investment divisions at the expense of long-term investment division holders; and/or

e. by favoring certain investors and permitting them to engage in market timing trading at the expense of other investors, namely Plaintiff and the Class.

58. As a direct and proximate result of Equitable's foregoing conduct, Plaintiff and the Class have suffered damages in the amount to be proven at trial, but less than $75,000 per Plaintiff or Class member, including all compensatory damages and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES; ordering that this action be maintained as a class action pursuant to 735 ILCS § 5/2-801 and certifying an appropriate class; and awarding Plaintiff and the Class compensatory and punitive damages, attorney's fees, prejudgment interest, and costs of suit in an amount not to exceed $75,000 per plaintiff or class member. Plaintiff demands a trial by jury on all triable issues.

COUNT III

59. Plaintiff repeats and incorporates by reference paragraphs 1 through 48 and 50 through 51 as if fully set forth herein.

60. A special relationship existed between Equitable and Plaintiff and the Class as a result of the following:

a. Equitable is a stock corporation. The shareholders select the board of directors who will manage Equitable's assets, and the directors act as fiduciaries in managing Plaintiff's and Class' funds;

b. Equitable assumed a position of trust and confidence by servicing and managing Plaintiff's and class members' investments in Equitable variable life policies;

c. The calculation of the UV was within the exclusive control of Equitable;

d. Whether market timing was allowed to occur in the investment divisions was within the exclusive control of Equitable;

e. Because Equitable's variable life policies were contracts of adhesion prepared by Equitable and not subject to negotiation, unequal bargaining power existed between Plaintiff and class members and Equitable;

f. Equitable and its agents held themselves out as highly-skilled insurance and financial experts, possessing the special knowledge and expertise needed to interpret and understand the complex and sophisticated daily management of variable life policy investments; and/or

g. Equitable is an insurer characterized by elements of public interest which subject it to more stringent standards of conduct than those normally arising out of contract.

61. As a result of the foregoing, Equitable was a fiduciary to Plaintiff and Class members, and Equitable owed Plaintiff and the Class certain fiduciary duties.

62. Equitable breached its fiduciary duties to Plaintiff and the Class in one or more of the following ways:

a. exposing Plaintiff's and the Class' ownership interests in the investment divisions to dilution through market timing trading by failing to evaluate on a daily basis price relevant information available to Equitable after the close of foreign securities markets in which the underlying mutual funds' portfolios of securities traded;

b. exposing Plaintiff's and the Class' ownership interests in the investment divisions to dilution through market timing trading by failing to adjust calculation of the daily UV to take into account any changes in value of the foreign securities held in the underlying mutual funds' portfolios whenever price relevant events occurred after the closing of the foreign securities markets but before Equitable's calculation of daily UVs;

c. exposing Plaintiff's and the Class' ownership interests in the investment divisions to dilution through market timing trading by failing to implement Equitable's valuation and unit pricing policies and procedures;

d. exposing Plaintiff's and the Class' ownership interests in the investment divisions to dilution through market timing trading by using valuation and unit pricing policies and procedures which benefited market timing traders of Equitable's investment divisions at the expense of long-term investment division holders;

e. by failing to provide complete and truthful information to Plaintiff and the Class regarding Equitable's allowance of market timing activities in Equitable investment divisions;

f. by failing to provide complete and truthful information to Plaintiff and the Class regarding the dilution of their holdings due to Equitable's failure to use accurate market values of foreign securities held in the underlying mutual funds' portfolios when setting daily UV's; and/or

g. by favoring certain investors and permitting them to engage in market timing trading at the expense of other investors, namely Plaintiff and the Class.

63. As a direct and proximate result of Equitable's breaches of fiduciary duties, Plaintiff and the Class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages-and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES; ordering that this action be maintained as a class action pursuant to 735 ILCS § 5/2-801 and certifying an appropriate class; and awarding Plaintiff and the Class compensatory and punitive damages, attorney's fees, prejudgment interest, and costs of suit in an amount not to exceed $75,000 per plaintiff or class member. Plaintiff demands a trial by jury on all issues so triable.

KOREIN TILLERY

By: ______________________
STEPHEN M. TILLERY #2834995
10 Executive Woods Court
Swansea, Illinois 62226
Telephone: 618/277-1180
Facsimile: 314/241-3525

GEORGE A. ZELCS #3123738
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602
Telephone: 312/641-9750
Facsimile: 312/641-9751
E-mail: gzelcs@koreintillery.com

EUGENE BARASH #6280933
701 Market Street, Suite 300
St. Louis, Missouri 63101
Telephone: 314/241-4844
Facsimile: 314/241-3525

SWEDLOW & KING
ROBERT L. KING # 6209033
Three First National Plaza
70 West Madison Street, Suite 660
Chicago, Illinois 60602

MILBERG WEISS BERSHAD
HYNES & LERACH LLP
JOHN J. STOIA, JR.
TIMOTHY G. BLOOD
AMELIA BURROUGHS
WILLIAM J. DOYLE II
401 B Street, 17th Floor
San Diego, CA 92101
Telephone: 619/231-1058
Facsimile 619/231-7423

BONNETT, FAIRBOURN, FRIEDMAN
& BALINT, P.C.
ANDREW S. FRIEDMAN
FRANCIS J. BALINT, JR.
2901 N. Central Avenue, Suite 1000
Phoenix, AZ 85012
Telephone: 602/274-1100
Facsimile: 602/274-1199

Attorneys for Plaintiff and the Class

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

MATTHEW WIGGENHORN, individually and on behalf of all others similarly situated, Plaintiff,	)	Cause No.
vs.	)	CLASS ACTION COMPLAINT
EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES, Defendant.	)	JURY TRIAL DEMANDED

AFFIDAVIT OF STEPHEN M. TILLERY

I, STEPHEN M. TILLERY, being first duly sworn upon my oath, depose and state as follows:

1. That I am one of the attorneys representing the Plaintiff filing the above-captioned cause of action.

2. That the total of money damages sought in this cause of action exceeds Fifty Thousand Dollars ($50,000), but does not exceed Seventy-Five Thousand Dollars ($75,000) per Plaintiff or class member and that Plaintiff will not accept recovery in excess of Seventy-Five Thousand Dollars ($75,000) per Plaintiff or class member, exclusive of attorney's fees, costs and interest.

[signature]
STEPHEN M. TILLERY

STATE OF ILLINOIS)
) ss.
COUNTY OF Madison)

Subscribed and sworn to before me, a Notary Public, this 16th day of April, 2004.

[signature]
NOTARY PUBLIC

My commission expires:

"OFFICIAL SEAL"
ROBIN FLYNN
Notary Public, State of Illinois
My commission expires 4/27/2004